UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
8 December 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Tandem Diabetes Care, Inc.

File No. 1-36189 -- CF# 33065

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       Tandem Diabetes Care, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on October 29, 2015.

       Based on representations by Tandem Diabetes Care, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through October 29, 2020
Exhibit 10.2	through October 29, 2020

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary